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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                October 25, 2004





                               LIHIR GOLD LIMITED


                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)



================================================================================

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


LIHIR GOLD LIMITED

By:  /s/ Mark Laurie
     Name     Mark Laurie
     Title:   Company Secretary

Date:  25 October 2004

LIHIR GOLD LIMITED                                     (LIHIR GOLD LIMITED LOGO)
ARBN  069 803 998
Incorporated in Papua New Guinea


25 OCTOBER 2004

--------------------------------------------------------------------------------
                   THIRD QUARTER MINING AND EXPLORATION REPORT
--------------------------------------------------------------------------------

(Quarterly report for the three months ended 30 September 2004. All dollar figures refer to US dollars. More detailed mining, production and unaudited financial data is set out on the final page).

OVERVIEW

PRODUCTION

-     GOLD PRODUCTION OF 155,002 OZ (165,073 OZ).

-     MATERIAL MOVEMENTS 13,146 KT (10,251KT).

COSTS

-     TOTAL CASH COSTS $299/OZ ($249/OZ) AND GROSS CASH COSTS $339/OZ ($337/OZ).

REVENUE

-     AVERAGE CASH GOLD PRICE OF $394/OZ REALISED ($381/OZ).

- MARK-TO-MARKET VALUE OF THE HEDGE BOOK WAS NEGATIVE $190 MILLION AT THE END OF THE QUARTER (NEGATIVE $166 MILLION) CONSISTENT WITH THE RISING GOLD PRICE.

EXPLORATION AND DEVELOPMENT

-     IN-FILL DRILLING IN THE LIENETZ PIT CONFIRMING EXISTING ORE BODY
      MODELLING.

- CONSTRUCTION OF 30MW GEOTHERMAL FACILITY ON SCHEDULE FOR COMMISSIONING IN Q2 2005 WITH FURTHER GEOTHERMAL POWER GENERATION CAPACITY TO BE CONFIRMED BY THE END OF 2004.

* BRACKETED NUMBERS REFLECT COMPARABLE FIGURES FOR THE PREVIOUS QUARTER.

MANAGING DIRECTOR'S REVIEW

Production for the quarter exceeded expectations and has led to increased confidence that the stretch target of 600,000 ounces for the year will be met. Continuing increases in mining rates and material movements are pleasing and necessary to allow access to high grade benches in the Lienetz deposit. This access will be of critical importance to 2005 production levels.

Unit costs were up on the previous quarter due primarily to volume effects from lower production and lower waste deferral. While they are expected to reduce with increased production in the final quarter and thereafter, considerable effort is being allocated to the analysis and management of costs, particularly in the mining area. Fuel prices continue to increase and adversely affect Lihir's cost structure. Mitigation by use of geothermal power is crucial with work to complete the 30 megawatt facility and confirm additional capacity being given top priority. On current prices, annual savings of over $13 million or approximately $21 per ounce of this quarter's cash costs would be derived from the 30


Quarterly report to 30 September 2004                                Page 1 of 7
megawatt facility once it is fully operational and operating in tandem with the existing 6 megawatt plant.

Work investigating expansion of production capacity by means of a flotation plant continues on track for completion in March.

/s/ Neil Swan

NEIL SWAN
MANAGING DIRECTOR


OPERATIONS REVIEW

PRODUCTION

(i)   Mining

Total material movements of 13,146 kt (+28%) is the highest quarterly result achieved by the company to date, reflecting the commissioning of the remainder of the additional mining fleet during the quarter, lower rainfall and improvements in productivity as a result of intensive operator training. Further emphasis on improvements to haul road construction and to equipment reliability, availability and productivity is expected to yield additional gains.

Mining efforts have focused increasingly on movement of the waste overburden from the Lienetz pit to ensure access to the higher grade ores as early as possible. Ore deliveries have commenced from this pit, although are not significant at present and will increase as development proceeds during 2005, particularly during the second half of that year.

(ii)  Processing

Gold production for the quarter was 155,002 oz, ahead of forecast as a result of better than expected grades and improvements in both autoclave availability and gold recovery.

The third of six work phases to re-brick the vapour sections of all three autoclaves, required every seven years, was successfully completed in August. Remaining phases will be carried out during 2005.

Gold recovery improved to 88.9%, but was still affected by low carbon activity and the presence of gravity recoverable gold unable to be extracted by the existing recovery circuit. The upgraded carbon regeneration kiln is currently being commissioned. Installation of a Knelson gravity gold recovery circuit to capture fine free gold is in plan to be commissioned in 2005.

(iii) Development

Construction of the 30 megawatt geothermal power generation facility continues with commissioning expected in the second quarter of 2005. Civil works have progressed on the turbine pedestals, cooling towers and on the electrical and steam annexes to the powerhouse. The mechanical erection contractor has now been mobilised. Steam field piping is on site and pipe support construction is in progress. All three turbine generator units have arrived from the United States.


Quarterly report to 30 September 2004                                Page 2 of 7

An additional grinding thickener is under construction to help minimise any reduction in plant throughput which would otherwise be caused by clay-rich ores expected from the Lienetz deposit in 2005. Commissioning is due in the first quarter of that year.

HEALTH, SAFETY AND ENVIRONMENT

There was 1 Lost Time Incident (LTI) during the quarter, giving a Lost Time Incident Frequency Rate (LTIFR) of 0.09 per 200,000 hours. (A Lost Time Incident is when a person cannot return to normal work duties for the following shift). This compares with 4 LTIs and an LTIFR of 0.37 for the second quarter. To date 9 LTIs have been experienced during 2004 with an LTIFR of 0.28, comparing favourably with a total of 10 and an LTIFR of 0.33 at the same time last year.

An environmental incident was reported during in July when a small volume of tailings spilled from the de-aeration tank into a bunded area, with a smaller proportion escaping to a small boat harbour maintained at the mine site. Most of the material was recovered from the harbour and ongoing monitoring has shown no adverse effects on the marine environment.

EXPLORATION

Exploration expenditure for the quarter totalled $1.7 million, giving expenditure of $4.7 million for the year to date.

The reserve and resource development programme is continuing with in-fill drilling and geotechnical investigation work in the Lienetz deposit. Geothermal resource investigation drilling to better define Lihir's steam reserves and support the expansion of geothermal power capacity beyond the 36 megawatts confirmed to date, is being given priority.

Lienetz in-fill drilling

A total of 12 resource development holes were completed in Lienetz targeting in-fill requirements. The results received were in line with expectations, providing increased confidence in the resource. This programme was completed in October.

Some drilling capacity continues to be deployed into investigation programmes around the outer perimeter of Lienetz to provide geotechnical information in response to some instability experienced in the area early in the year.

Geothermal resources

Following the recent geophysical investigation work using magneto-telluric surveys in combination with existing geological and geothermal data, a drilling programme to further investigate the findings was commenced in mid-July. Two deep exploration wells have been drilled, with a third well nearly complete. Additional capacity is expected to be confirmed by the end of the year.

FINANCIAL

GOLD REVENUE

A cash realisation price of $394 per ounce was achieved, with the average spot gold price increasing during the quarter. The company delivered 23,257 ounces into hedge contracts during this period.


Quarterly report to 30 September 2004                                Page 3 of 7

Realised revenues for the quarter and comparisons with the previous quarter and year were:


--------------------------------------------------------------------------------------
                                                SECOND
                                THIRD QUARTER   QUARTER        YEAR TO
                                    2004         2004           DATE        2003 YEAR
                                   ($/OZ)       ($/OZ)         ($/OZ)         ($/OZ)
                                   ---------------------------------------------------
Cash sales                           394          381            391            364
Deferred hedging gains / losses*    (27)         (16)           (29)           (14)
                                   ---------------------------------------------------
Total                                367          365            362            350

Average spot price                   401          393            401            363
--------------------------------------------------------------------------------------

*Non-cash item relating to rolled out hedge contracts.

HEDGING

In the September quarter, hedge commitments for 26,500 ounces were rolled out to later years (2005 and 2006) to take advantage of higher spot prices in this lower grade, lower production year. Commitments for 23,257 ounces (46%) were delivered into. No additional hedges were entered into during the quarter. Hedge commitments represent less than 10% of reserves and 4.5% of resources. The hedge book profile at 30 September is shown in the following table:

----------------------------------------------------------------------------------------------------------------

                                                  HEDGING POSITION

----------------------------------------------------------------------------------------------------------------
                                   FORWARDS                PUT OPTIONS BOUGHT              CALL OPTIONS SOLD
                             OUNCES        PRICE         OUNCES         PRICE          OUNCES            PRICE
                          --------------------------------------------------------------------------------------

         Q4 2004             36,200       $325.66        5,000         $335.00          5,000           $365.00

                          --------------------------------------------------------------------------------------
       TOTAL 2004            36,200       $325.66        5,000         $335.00          5,000           $365.00

          2005              365,210       $332.41        95,000        $320.39         95,000           $326.71
          2006              337,975       $328.60        39,000        $325.26         39,000           $336.74
          2007              330,000       $323.76        96,000        $319.17         96,000           $319.08
          2008              375,475       $331.96        40,000        $335.00         20,000           $365.00
          2009              243,185       $350.76          0            $0.00             0              $0.00
          2010               10,000       $327.00          0            $0.00             0              $0.00
                          --------------------------------------------------------------------------------------

      TOTAL OUNCES         1,698,046                    275,000                        255,000
                          --------------------------------------------------------------------------------------
 AVERAGE HEDGE PRICE/OZ                   $332.32                      $323.05                          $329.13
================================================================================================================

*All hedges are US dollar denominated

The mark-to-market value at 30 September 2004 was negative $190.0 million based on a spot price of $415.65 per ounce. This compares with a value of negative $166.4 million, at a spot price of $395.80 per ounce, at the end of the previous quarter.


Quarterly report to 30 September 2004                                Page 4 of 7
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COSTS

Unit cash costs for the quarter increased over the second quarter, primarily as a result of the high proportion of fixed costs combining with the lower level of gold production and a lower level of waste deferral. In comparison, waste deferral for the second quarter incorporated an increase from the changed basis of calculations whereby the "pit" was employed as the reference point rather than the relevant mining "phase".

Rising heavy fuel oil and diesel costs are continuing to adversely affect cash costs. Maintenance costs remained high due to the continuation of long life autoclave rebricking and shovel rebuild maintenance projects.

--------------------------------------------------------------------------------
CASH COSTS PER OUNCE OF               THIRD       SECOND      YEAR TO
GOLD PRODUCED                        QUARTER     QUARTER       DATE       2003
(GOLD INSTITUTE STANDARD)             2004         2004        2004       YEAR
--------------------------------------------------------------------------------
GROSS OPERATING COSTS       US$/OZ     342         336         359        335
-  Exploration                         (11)        (12)        (11)       (18)
-  Other corporate costs                (1)          4           0         (7)
                                     -------------------------------------------
DIRECT MINING EXPENSES*                330         328         348        310
-  Deferred mining costs               (56)        (97)        (67)        (1)
-  Refining costs*                       1           1           1          1
-  Inventory adjustment                 16           9           3        (17)
                                     -------------------------------------------
CASH OPERATING COSTS                   291         241         285        293
-  Royalties*                            8           8           8          8
                                     -------------------------------------------
TOTAL CASH COST                        299         249         293        301
--------------------------------------------------------------------------------

* Denotes components of Gross Cash Costs (US$339/oz)

OUTLOOK

Lihir Gold is continuing to forecast production of 600,000 ounces for the 2004 year. Production is expected to be above 165,000 ounces in the fourth quarter as a result of higher grades, recovery increases associated with the upgraded carbon kiln and there being no planned maintenance shutdowns.

Work exploring a material expansion of processing capacity by means of a flotation plant is continuing with satisfactory progress and expected to be completed in March of 2005.

FURTHER INFORMATION

CONTACT FOR INVESTOR INFORMATION:
Mark Laurie
Manager - Corporate & Investor Relations
Tel:      +61 7 3229 5483 or +675 986 5576
Fax:      +675 986 4018
Email:    mark.laurie@lihir.com.pg
Website:  www.lihir.com.pg

SHAREHOLDER ENQUIRIES:
Queries related to share registry matters should be directed to:
Computershare Investor Services
Central Plaza One, Level 27
345 Queen Street
Brisbane
Queensland  4000
Tel:       1300552270 or +61 3 9615 5970
Fax:       +61 7 3229 9860
Website:   www.computershare.com
E-mail:    john.lawlor@computershare.com.au

ADR DEPOSITORY:


Quarterly report to 30 September 2004                                Page 5 of 7
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The Bank of New York
101 Barclay St 22 West
New York 10286
USA
Tel:      +1 212 815 8161
Fax:      +1 212 571 3050
Website:  www.adrbny.com

WEBSITE
www.lihir.com.pg

PRINCIPAL OFFICE
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby,  Papua New Guinea

STOCK EXCHANGE LISTINGS
Australian Stock Exchange (LHG)
Nasdaq National Market (LIHRY)
Port Moresby Stock Exchange (LHG)

ISSUED CAPITAL
The current ordinary issued capital of the company is 1,284,224,710 ordinary shares and 11,527,405 B class shares

DIRECTORS
Ross Garnaut - Chairman
Neil Swan - Managing Director
John O'Reilly
Geoff Loudon
Peter Cassidy
Winifred Kamit

COMPANY SECRETARY
Mark Laurie

FORWARD LOOKING STATEMENTS

This release contains certain forward-looking statements, including statements regarding (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, and (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement. Lihir can give no assurances that the estimates, profiles, capital and plans will not materially differ from the statements contained in this release.

Work to date has shown indicated the plant would allow an increase in production of approximately 100,00 ounces per annum on average over the first ten years, by bringing that gold production forward. Unit cost would decrease with the increased production and the very limited incremental costs amounted.


Quarterly report to 30 September 2004                                Page 6 of 7

PRODUCTION AND FINANCIAL DATA

                                                  Third        Second         Year to      Year to
                                                 Quarter       Quarter         Sept          Sept                 Year to Sept
                                                  2004          2004           2004          2003       Q3: Q2      2004:2003
MINE
Ore mined                                Kt        3,377         2,232         8,771         8,413      +51.3%        +4.3%

Material moved                           Kt       13,146        10,251        32,657        26,402      +28.2%       +23.7%

PROCESSING
Ore milled                               Kt        1,051         1,108         2,966         2,844       -5.1%        +4.3%

Grade                                g Au/t         5.16          5.27          5.19          4.82       -1.9%        +7.7%

Recovery                                  %         88.9          87.7          87.8          89.6       +1.4%        -2.0%

Gold poured                              Oz      155,002       165,073       432,411       390,707       -6.1%       +10.7%

REVENUE
Gold Sold                                Oz      154,978       171,570       437,377       413,362       -9.7%        +5.8%

Average cash price received            $/oz          394           381           391           352       +3.4%       +11.1%

Average price received including       $/oz          367           365           362           341       +0.5%        +6.2%
deferred hedging gains / costs

COSTS

Gross cash cost                        $/oz          339           337           357           329       +0.6%        +8.5%

- deferred mining costs                              (56)          (97)          (67)            9
- inventory adjustments                               16             9             3           (37)

Total cash costs                       $/oz          299           249           293           301      +20.1%        -2.7%

Depreciation & amortisation                           53            50            55            54       +6.0%        +1.9%
Depreciation allocated to                            (11)            1            (8)           --
inventories

Total production costs                 $/oz          341           300           340           355      +13.7%        -4.2%


Quarterly report to 30 September 2004                                Page 7 of 7